UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 2)

                         MCNAUGHTON APPAREL GROUP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    582524104

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                                 (CUSIP Number)


                              James Alterbaum, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue

                            New York, New York 10174
                                 (212) 704-6000

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                February 5, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                Page 1 of 6 pages

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Leonard Schneider
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------

    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                              ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
      NUMBER OF
        SHARES                    287,400
     BENEFICIALLY          -----------------------------------------------------
       OWNED BY            8      SHARED VOTING POWER
         EACH
      REPORTING                   0
        PERSON             -----------------------------------------------------
         WITH              9      SOLE DISPOSITIVE POWER
                                  287,400

                           -----------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                          10
                                  0
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            287,400(1)
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [x]

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13   2.92% (1)
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person's adult children, Susan Schneider, Leslie Schneider and Scott Schneider, beneficially own an aggregate of 3,283,229 shares of Common Stock. The Reporting Person, together with his adult children, may be deemed to be a member of a group that beneficially owns 3,570,629 shares of Common Stock, representing approximately 30.0% of the outstanding shares of Common Stock. The Reporting Person denies the existence of a group with any or all of his adult children, and disclaims beneficial ownership of the shares of Common Stock beneficially owned by any or all of his adult children.

                               Page 2 of 6 pages

Except as to Item 5, no changes have occurred to the answer of any Items of this
Schedule 13D from the information last reported by the Reporting Person in respect of such Items. This amendment No. 2 is being filed to report the disposition by the Reporting Person of shares of the Issuer's Common Stock.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Leonard Schneider is the beneficial owner of 287,400, or 2.92% of the issued and outstanding shares of Common Stock. All 287,400 shares of Common Stock were acquired pursuant to the Agreement.

         Susan Schneider, Leslie Schneider and Scott Schneider are the adult children of Leonard Schneider. Because of their family relationship, the Reporting Person, together with any or all of his adult children, Susan Schneider, Leslie Schneider and Scott Schneider, may be deemed a "group" within the meaning of Rule 13d-5 under the Exchange Act and, therefore, the Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of any or all of the shares beneficially owned by each of Susan Schneider, Leslie Schneider and Scott Schneider, or an aggregate of 3,570,629 shares of Common Stock, representing, based on the 9,839,498 shares of Common Stock which were issued and outstanding on January 30, 2001 and including options to purchase an aggregate of 2,083,229 shares of Common Stock held by Susan Schneider, Leslie Schneider and Scott Schneider which are currently exercisable or become exercisable within 60 days of the date hereof, approximately 30.0% of the total of the outstanding shares of the Common Stock (assuming the exercise of all options beneficially owned by each of the Schneiders pursuant to the Agreement). The Reporting Person denies that he is a member of a "group" for the purposes of Section 13 of the Exchange Act with any or all of his adult children, and disclaims beneficial ownership of all securities of his adult children, Susan Schneider, Leslie Schneider and Scott Schneider. The filing of this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of any of his adult children, Susan Schneider, Leslie Schneider and Scott Schneider, or that the Reporting Person is a member of a "group" with any or all of his adult children.

         (b) The following table sets forth information as to shares of Common Stock as to which the Reporting Person has sole or shared power to vote or to direct the disposition at March 1, 2001:


                                               Shares with            Shares with
                                           Sole Power to Vote    Shared Power to Vote                Total
                                                   and                    and                 ----------------------
                                           Direct Disposition     Direct Disposition          Shares             %
                                           ------------------     ------------------          ------           -----
Leonard Schneider                               287,400                  --                  287,400           2.92%

         (c) The Reporting Person sold 512,600 shares of the Issuer's Common
Stock at the following dates and at the following prices through open market sales:

                    DATE                                         AMOUNT                                   PRICE PER SHARE

                  01/17/01                                          400                                      $15.0937
                  01/17/01                                        2,000                                      $15.5625
                  01/18/01                                        1,000                                      $14.1250
                  01/18/01                                        3,000                                      $14.0000
                  01/19/01                                        1,000                                      $13.6250
                  01/19/01                                        1,300                                      $13.5000
                  01/19/01                                        2,900                                      $13.3750
                  01/24/01                                        1,000                                      $13.1250
                  01/24/01                                        1,000                                      $13.0000
                  01/25/01                                        1,100                                      $13.1761
                  01/25/01                                        1,200                                      $13.1875
                  01/25/01                                        2,800                                      $13.0000

                               Page 3 of 6 pages

                    DATE                                         AMOUNT                                   PRICE PER SHARE

                  01/25/01                                        6,000                                      $13.1250
                  01/25/01                                        8,800                                      $13.2500
                  01/26/01                                        2,000                                      $13.0625
                  01/26/01                                        4,000                                      $13.2578
                  01/26/01                                        6,000                                      $13.1250
                  01/29/01                                        1,000                                      $12.8750
                  01/29/01                                        1,300                                      $12.9375
                  01/29/01                                        4,300                                      $13.0000
                  01/30/01                                        2,000                                      $13.0000
                  01/31/01                                        1,200                                      $13.0000
                  02/01/01                                        2,000                                      $13.1250
                  02/01/01                                       10,300                                      $13.0000
                  02/02/01                                        2,300                                      $13.1250
                  02/02/01                                        2,500                                      $13.2500
                  02/02/01                                        4,000                                      $13.0625
                  02/02/01                                       20,600                                      $13.0000
                  02/05/01                                          400                                      $13.1875
                  02/05/01                                        3,000                                      $13.3125
                  02/05/01                                        5,000                                      $13.0000
                  02/05/01                                        8,000                                      $13.1250
                  02/05/01                                       34,565                                      $13.2500
                  02/06/01                                        1,400                                      $13.1250
                  02/06/01                                        2,200                                      $13.0625
                  02/06/01                                       13,000                                      $13.0000
                  02/07/01                                          500                                      $13.0000
                  02/07/01                                        2,600                                      $13.8750
                  02/08/01                                          100                                      $13.1250
                  02/08/01                                       14,000                                      $13.0000
                  02/08/01                                       15,000                                      $13.0625
                  02/09/01                                        2,000                                      $12.9376
                  02/09/01                                        8,835                                      $13.0000
                  02/09/01                                        9,700                                      $13.0625
                  02/12/01                                        5,100                                      $13.0000
                  02/13/01                                        1,400                                      $12.9375
                  02/14/01                                          400                                      $13.0000
                  02/14/01                                        3,000                                      $12.9375
                  02/15/01                                        1,000                                      $13.0750
                  02/15/01                                        2,000                                      $13.1600
                  02/15/01                                        5,000                                      $13.1875
                  02/15/01                                        7,000                                      $13.0000
                  02/15/01                                       10,000                                      $13.0625
                  02/15/01                                       10,300                                      $13.2500
                  02/15/01                                       18,000                                      $13.1250
                  02/16/01                                          300                                      $13.5625
                  02/16/01                                        1,000                                      $13.4375
                  02/16/01                                        2,000                                      $13.1375
                  02/16/01                                        2,000                                      $13.5000
                  02/16/01                                        5,000                                      $13.0250
                  02/16/01                                        5,000                                      $13.3125
                  02/16/01                                        5,000                                      $13.3750
                  02/16/01                                        6,000                                      $13.2500
                  02/16/01                                        7,000                                      $13.1250

                               Page 4 of 6 pages

                    DATE                                         AMOUNT                                   PRICE PER SHARE

                  02/20/01                                        1,000                                      $13.3750
                  02/20/01                                        3,000                                      $13.5625
                  02/20/01                                        3,000                                      $13.6875
                  02/20/01                                        5,000                                      $13.6250
                  02/20/01                                        5,000                                      $13.6260
                  02/20/01                                        8,000                                      $13.7500
                  02/21/01                                        3,000                                      $14.0000
                  02/21/01                                        5,000                                      $14.3125
                  02/21/01                                        5,000                                      $14.8750
                  02/21/01                                        5,000                                      $15.0000
                  02/21/01                                        6,000                                      $14.3750
                  02/21/01                                        8,000                                      $14.5000
                  02/21/01                                       12,000                                      $14.2500
                  02/22/01                                        3,000                                      $15.0000
                  02/22/01                                        4,700                                      $15.2500
                  02/22/01                                        5,000                                      $15.0625
                  02/23/01                                        2,000                                      $14.9375
                  02/23/01                                        2,800                                      $15.1250
                  02/23/01                                        9,100                                      $15.0000
                  02/26/01                                        1,000                                      $15.3750
                  02/26/01                                        2,400                                      $15.5625
                  02/26/01                                        3,000                                      $15.1250
                  02/26/01                                        5,000                                      $15.5000
                  02/26/01                                        6,000                                      $15.2500
                  02/27/01                                        1,000                                      $15.3750
                  02/27/01                                        4,000                                      $15.7500
                  02/27/01                                        4,000                                      $15.5000
                  02/27/01                                        6,000                                      $15.6626
                  02/27/01                                       13,000                                      $15.6875
                  02/27/01                                       15,000                                      $15.5625
                  02/27/01                                       32,000                                      $15.6250
                  02/28/01                                          700                                      $15.2500
                  02/28/01                                        1,500                                      $15.7500
                  02/28/01                                        2,000                                      $15.3750
                  02/28/01                                        6,300                                      $15.5000

         (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Company beneficially owned by the Reporting Person.

         (e) The date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities is February 16, 2001.


                               Page 5 of 6 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2001

                                                     /s/ Leonard Schneider
                                                     ---------------------
                                                         Leonard Schneider

                               Page 6 of 6 pages